1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Jane A. Kanter Partner jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3002 Fax

November 19, 2013

Via EDGAR Correspondance

James E. O’Connor

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ETF Series Trust (“Trust”), File Nos. 811-22732 and 333-183155

Dear Mr. O’Connor:

We are writing in response to comments provided by electronic mail on October 18, 2013, to Jane A. Kanter on the prospectus (“Prospectus”) and statement of additional information (“SAI”) contained in the registration statement on Form N-1A of the Trust (“Registration Statement”) relating to its series, the Recon Capital NASDAQ 100 Covered Call ETF (“Fund”). The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on September 5, 2013. On behalf of the Trust, set forth below in italics are the SEC staff’s comments on the Registration Statement, along with our responses.

In addition, as discussed with Jim O’Connor on November 14, 2013, please note the following: (i) the Trust’s Board of Trustees (“Board”) was advised at its October 29, 2013 Board meeting that Recon Capital Advisors, LLC (“Recon”) would be purchasing Sage Quant Management LLC (“Sage Quant”); (ii) the Board approved the assignment of all of the agreements to which Sage Quant was a party to Recon (including the Investment Advisory Agreement for the Fund); (iii) the name of Sage Quant is being changed to Recon Capital Advisors LLC; and (iv) Recon is in the process of deregistering as an investment adviser.

In light of the above information, changes to the Registration Statement (i) in response to the SEC staff’s comments indicated below and (ii) to reflect the changes discussed in the prior paragraph will be made in a post-effective amendment filing made pursuant to Rule 485(a) under the Securities Act of 1933 (“PEA 3”). The Trust is requesting acceleration of PEA 3 so that it is effective as of November 27, 2013. All documents required to accompany this acceleration request are being filed at the same time as the PEA 3 filing and are being provided with this response letter.

PROSPECTUS

Summary Information

Comment 1.	Please conform the descriptions of the investment objective in the sections “—Investment Objective” and “—Principal Investment Strategies of the Fund” to be consistent with a replication strategy. We note that the Trust’s application for exemptive relief states that the Trust’s investment objective is based on a replication strategy and providing investment results that will “closely correspond… to the… performance” of the Index does not seem to be equivalent to replicating such performance.

Response:	We respectively acknowledge the comment. However, we believe that the current investment objective of the Fund is consistent with the Trust’s application for exemptive relief,[1] the investment objective of the Trust’s other series and with the use of a replication investment strategy. In addition, we do not believe that the exemptive relief granted to the Trust requires any series of the Trust to use a replication strategy in order to achieve its investment objective.

Comment 2.	Please replace all references to “equity securities” with references to common stocks.

Response: The disclosure has been revised accordingly.

Comment 3.	We note that the definition for “buy-write” is in brackets and believe it should be included in the disclosure. Please explain to the staff why the definition is in brackets.

[1]	In the Matter of Sage Quant Management LLC, Sage Quant ETF Trust and ETF Distributors LLC, Third Amended and Restated Application for an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, File No. 812-14035 (filed March 27, 2013) (“Exemptive Application”) at p. 9 (“The investment objective of each Fund will be to provide investment returns that closely correspond, before fees and expenses, generally to the price and yield performance of its Underlying Index.”). The Exemptive Application was noticed in Release No. IC-30439 (March 28, 2013) and granted in Release No. IC-30476 (April 23, 2013).

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Response:	The disclosure has been revised to remove the brackets.

Comment 4.	Although the disclosure indicates that the Fund, in conformity with its exemptive relief, will invest “at least” 80% of its assets in the securities of the companies included in the Index, it is the staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the index. See, e.g., the PowerShares NASDAQ-100 BuyWrite Portfolio (“PowerShares Fund”), whose prospectus states that the PowerShares Fund will normally invest more than 90% of its assets in its index. Please disclose how the fund will comply with the staff’s position. Please disclose whether the Fund will use any derivatives (other than call options) to track its Index. Please disclose that the fund, because it is an index fund, may not take temporary defensive positions. Please also disclose the index’s website.

Response:	The Fund’s 80% policy and its ability to invest up to 20% of its assets in non-Index securities and other instruments are explicitly permitted by its exemptive relief.[2] However, the Fund expects to invest more than 80% of its assets in its Index consistent with the SEC staff position cited. With respect to the PowerShares Fund, we note that historically the SEC staff required passive ETFs to invest at least 90% of their assets in index securities as a condition of granting exemptive relief and the prospectus for the PowerShares Fund states that it “will normally invest at least 90% of its total assets in common stocks and written call options thereon that comprise” its index. The relevant disclosure in the PowerShares Fund’s prospectus likely was drafted at a time when the PowerShares Fund was subject to conditions of an “older” exemptive order. The Fund does not anticipate using any specific derivatives (other than call options) at this time but may do so in the future. Disclosure regarding the fact that the Fund will not take temporary defensive positions appears later in the prospectus. The prospectus has been revised to disclose the website for the Index.

[2]	See Exemptive Application at p. 10 (“At least 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in Component Securities of its respective Underlying Index.... Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index and other financial instruments.”).

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Comment 5.	State the expected degree of correlation to the Index in the “—Principal Investment Strategies of the Fund” section rather than referring to a “high degree of correlation.”

Response:	The disclosure has been revised accordingly.

Comment 6.	Please explicitly refer to the Fund’s use of a replication strategy in the “—Principal Investment Strategies of the Fund” section.

Response:	The disclosure has been revised accordingly.

Comment 7.	Please disclose in the “—Principal Investment Strategies of the Fund” section whether the Fund is diversified or non-diversified.

Response:	The disclosure has been revised accordingly.

Comment 8.	The staff notes the disclosure regarding the ability to change the Fund’s investment objective and the Fund’s benchmark index without shareholder approval. Please disclose how much notice shareholders will be given and, if less than 60 days, explain to the staff the reason why.

Response:	The disclosure has been revised to state that Fund shareholders will be given 60 days notice of such changes.

Comment 9.	In the U.S. Federal Income Tax risk factor in the “—Principal Risks of Investing in the Fund” section, please state the rates on qualifying dividends and the highest ordinary income rate that is applicable to short-term capital gains. We believe that the tax treatment of the Fund’s strategy makes investment in this Fund more appropriate for tax-deferred accounts, such as individual retirement accounts, and that this should be disclosed here.

Response:	The disclosure has been revised to add the following: “You should consider whether an investment in the Fund should be made in a taxable account or whether it is best suited for a tax deferred entity or tax-exempt retirement account.” We respectfully decline to add disclosure regarding the highest ordinary income tax rate that is applicable to short-term capital gains as this will vary depending on an individual shareholder’s marginal income tax rate and we believe will be confusing and misleading to shareholders.

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Comment 10.	Please add to the Index Tracking Risk factor in the “—Principal Risks of Investing in the Fund” section disclosure that the Fund may be unable to write options at the times or at the prices at which options are assumed by the Index to be written.

Response:	The disclosure has been revised accordingly.

Comment 11.	With respect to the Index Management Risk factor in the “—Principal Risks of Investing in the Fund” section, (i) because the Fund is tracking an index and not managing one, we believe it would be more accurate to rename it as “Replication Management Risk,” for example; (ii) the Adviser’s lack of experience managing an index fund should be its own risk factor.

Response:	The disclosure has been revised accordingly.

Additional Information About the Fund’s Investment Strategies and Risks

Comment 12.	The sentence that contains the language “where there are practical difficulties… it may not be possible or practicable to purchase” in the “—Principal Investment Strategies” section refers to the 100 large cap companies in the Index that are very liquid and readily available for trading on their exchange. What circumstances are referred to by this statement where it would not be possible or practicable to purchase all of the securities in the Index?

Response:	Please refer to the response to Comment 13.

Comment 13.	The remainder of the paragraph in the section referred to above discusses how the Fund would deviate from a replication strategy. The Fund has committed to a replication strategy in its application for exemptive relief. We do not understand why it would overweight, underweight, or purchase securities not in the Index. Please explain these statements to us.

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Response:	The Trust’s exemptive relief explicitly permits any series of the Trust to use a representative sampling strategy to track the series’ index, which is the methodology discussed in the cited disclosure:

In seeking to achieve the respective investment objective of each Fund, the Adviser . . . may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. . . . A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance.3

Consistent with the disclosure above, the Fund may deviate from using a replication strategy and instead may use a representative sampling strategy where, for example, all of the securities or options it desires to purchase are not available in sufficient quantities or to enable the Fund to comply with regulatory requirements such as the diversification requirements under subchapter M of the Internal Revenue Code of 1986, as amended, or the segregation requirements under the Investment Company Act of 1940, as amended (“1940 Act”).

Comment 14.	Please explain the statement in the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” section regarding the Fund investing 20% of its total assets in securities not included in the Index. The Fund is an index fund and this statement appears inconsistent with a staff position articulated in the adopting release for Rule 35d-1: “We note, however, that the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”[4] We note that given the nature of the Fund’s investments, there appears to be no reason for the Fund to use alternative investments, including derivatives, for liquidity or to somehow better track the performance of the Index.

[3]	Id.
[4]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) at II.C.1 (“Release 24828”)

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Response:	Please see the response to Comment 4.

Comment 15.	There is no acquired fund fees and expenses (“AFFE”) entry in the fee table. Will the Fund’s investments in money market funds be de minimis and included in other expenses as permitted by Item 3, Instruction 3(f)(i) of Form N-1A? (See Instruction 10(a) to Item 3.1 of Form N-2.)

Response:	The Fund does not contemplate that any investment made in shares of money market funds that would require a separate AFFE line item.

Comment 16.	Given the nature of the Index, why would the Fund invest in depository receipts? As an index fund investing in exchange-traded common stocks, why would it be necessary for it to invest in other investment companies? What derivatives -- other than options -- are referred to here?

Response:	Please see the response to Comment 4.

Comment 17.	We do not understand the statement regarding the Fund not making investments in money market instruments as a temporary defensive strategy. As an index fund, the fund may not use any defensive strategies, not just ones involving money market funds. Please revise this statement to make clear that the fund will not use any defensive strategies.

Response:	The disclosure has been revised accordingly.

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Comment 18.	Please disclose, where appropriate, the following additional conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See State Street Bank and Trust Co., SEC No-Action Letter (pub. avail. Sept. 29, 1972) and State Street Bank and Trust Co., SEC No-Action Letter (pub. avail. Jan. 29, 1972). Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.) See State Street Bank and Trust Co. SEC No-Action Letter (September 29, 1972), State Street Bank and Trust Co. (January 29, 1972), and The Brinson Funds, SEC No-Action Letter (Nov. 25, 1997). Please explain to us the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:	The relevant disclosure has been revised accordingly. The Fund is aware of the duties and responsibilities of the Board of Trustees in lending of the Fund’s portfolio securities. The Fund may pay a part of the interest earned from the investment of collateral, or other fee, to an unaffiliated third party for acting as the Fund’s securities lending agent.

Comment 19.	Please make conforming changes to the statutory risk disclosure that were made to the summary risk disclosure to the extent the language is the same.

Response:	The disclosure has been revised accordingly.

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Comment 20.	Please be consistent with respect to references to “Adviser” and “Sub-Adviser.”

Response:	The disclosure has been revised accordingly.

Comment 21.	The disclosure in “Risk of Investing in Derivatives” in “–Additional Risks” section appears to be generic risk disclosure (as evidenced by the reference to a “sub-adviser”). Other than options, please identify the derivatives that are referred to by this statement and describe their specific risks. Please explain to us why the Fund may be investing in derivatives given the nature of the securities included in the Index that it tracks (i.e., widely-traded large cap stocks).

Response:	Please see the response to Comment 4.

Tax-Advantaged Product Structure

Comment 22.	With respect to the disclosure under the heading “Tax-Advantaged Product Structure,” given that, because of its strategy, the Fund must mark to market and recognize gain or loss on a daily basis for tax purposes, it appears that the normal tax advantage of the ETF structure is completely eliminated. Please explain to us why the title and the discussion of this section are not potentially misleading because of the tax treatment of the Fund’s investments.

Response:	Although there are certain tax consequences that flow from the Fund’s strategy, the in-kind redemption mechanism to which the referenced disclosure refers is expected to result in the same tax advantages as other ETFs that create and redeem in kind compared to other investment vehicles (e.g., mutual funds). Thus, we believe the existing disclosure is appropriate.

Shareholder Information

Comment 23.	Please make clear the especially disadvantaged nature of the predominately short-term capital gain distributions that investors will receive from the fund. Short-term capital gain distribution from a mutual fund are reported directly to the first page of an investor’s Form 1040 as ordinary income and are not eligible for the netting process of Schedule D applicable to normal short-term capital gains before they are reported on the return. Unlike short-term capital gains on the sales of the fund’s shares, capital losses cannot be used to offset short-term capital gain distributions and reduce the investor’s tax liability.

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Response:	The disclosure has been revised accordingly.

Comment 24.	The disclosure “You should consider whether an investment in the Fund should be made in a taxable account or whether it is best suited for a tax deferred entity or tax-exempt retirement account” should be featured prominently in the prospectus summary.

Response:	The disclosure has been revised accordingly.

SAI

Comment 25.	Please explain the reference to futures contracts and options in the SAI as these have not been described as part of the Fund’s current strategy in the prospectus. Also, does the Fund contemplate entering into swaps and participation notes? Please explain why.

Response:	Please see the response to Comment 4.

Comment 26.	Under the heading “Borrowing” in the section “Investment Policies and Risks,” please: (i) revise the term “temporary administrative purposes” to delete the word “administrative”; and (ii) revise the portion of the sentence in the third paragraph “in accordance with procedures adopted by the Board” to add after “Board” the following: “that are consistent with the regulations, rules and SEC staff interpretations under the 1940 Act.”

Response:	The disclosure has been revised accordingly to delete the word “administrative” where indicated and to add after “Board” the phrase “reasonably designed to be consistent with the regulations, rules and SEC staff interpretations under the 1940 Act.”

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Comment 27.	The definition of concentration in fundamental investment restriction #7 is the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets. We note that the total value of the fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company’s investments. Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company’s total assets because total assets do not reflect certain liabilities.

Response:	The disclosure has been revised accordingly.

Comment 28.	The staff notes the disclosure regarding changes to the non-fundamental investment policies without a shareholder vote. Please explain to us why the shareholders will not be given 60 days notice of such changes. See Rule 35d-1(a)(2)(ii).

Response:	The referenced policies are not Rule 35d-1 policies.

Comment 29.	Although we note that it is a proxy requirement (Item 22(b)(15)(ii)(A)), rather than a Form N-1A requirement, we do believe that disclosing whether the Fund has a formal diversity policy would be useful information for shareholders.

Response:	The disclosure has been revised accordingly.

As you have requested, we hereby acknowledge the following:

•	should the Commission or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•	the action of the Commission or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jane A. Kanter, Esq.

Jane A. Kanter, Esq.

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